SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 29, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2018”, dated January 29, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of January, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Philips meets full-year targets, proposes 6% dividend increase and launches new EUR 1.5 billion share buyback program

Philips delivers Q4 sales of EUR 5.6 billion, with 5% comparable sales growth; income from continuing operations increased to EUR 723 million and Adjusted EBITA margin increased to 17.4%

Amsterdam, January 29, 2019

Fourth-quarter highlights

•	Sales amounted to EUR 5.6 billion, with 5% comparable sales growth

•	Comparable order intake for the quarter increased 10%

•	Income from continuing operations increased to EUR 723 million, compared to EUR 476 million in Q4 2017

•	Adjusted EBITA margin improved by 70 basis points, despite a 40 basis points adverse currency effect, to 17.4% of sales, compared to 16.7% of sales in Q4 2017

•	Income from operations increased to EUR 769 million, compared to EUR 723 million in Q4 2017

•	Operating cash flow increased to EUR 1,293 million, compared to EUR 1,202 million in Q4 2017; free cash flow increased to EUR 1,019 million, compared to EUR 948 million in Q4 2017

Full-year highlights

•	Sales increased to EUR 18.1 billion, with 5% comparable sales growth

•	Comparable order intake increased 10% year-on-year

•	Income from continuing operations increased to EUR 1,310 million, compared to EUR 1,028 million in 2017

•	Adjusted EBITA margin improved by 100 basis points to 13.1% of sales, compared to 12.1% of sales in 2017

•	Income from operations amounted to EUR 1,719 million, compared to EUR 1,517 million in 2017

•

Operating cash flow totaled EUR 1.8 billion, compared to EUR 1.9 billion in 2017; free cash flow amounted to EUR 984 million, including a EUR 176 million outflow related to pension liability de-risking and an early bond redemption, compared to EUR 1,185 million in 2017

•	Proposal to increase dividend by 6% to EUR 0.85 per share; start of new EUR 1.5 billion share buyback program

Frans van Houten, CEO

“We continued to make progress during the year and delivered 5% comparable sales growth in the fourth quarter, with good mid- single-digit growth in our Diagnosis & Treatment businesses, low-single-digit growth in our Personal Health businesses in line with our expectations for this year, and higher IP royalties. I am encouraged by the comparable order intake growth in the Connected Care & Health Informatics businesses, which drove the 10% comparable order intake growth for the Group. The Adjusted EBITA margin improved by 70 basis points, despite a 40 basis points adverse currency effect.

Quarterly Report 2018 - Q4 1

For the full year, we delivered on our targets, with 5% comparable sales growth, 100 basis points improvement in the Adjusted EBITA margin, and a free cash flow of EUR 1.2 billion, excluding payments related to the US Pension Fund liability de-risking and premium payments related to an early bond redemption. We saw rising demand for our innovative product and solutions portfolio, resulting in 10% comparable order intake growth for the year, with good growth across the world.

Our continued focus on innovation combined with our growing order book provide a solid base to further strengthen our leadership position as a focused health technology company. This confidence enables us to propose a 6% dividend increase to EUR 0.85 per share and to announce a new EUR 1.5 billion share buyback program.

As Philips continues to navigate global geopolitical challenges and market volatility, for which we are taking necessary actions, we expect our performance momentum to improve in the course of the year. We reaffirm our overall targets of 4-6% comparable sales growth and an Adjusted EBITA margin improvement of 100 basis points on average per year for the 2017–2020 period.”

Business segment performance

In the quarter, the Diagnosis & Treatment businesses recorded 5% comparable sales growth, driven by double-digit growth in Image- Guided Therapy. Comparable order intake showed a low-single-digit increase on the back of double-digit growth in Q4 2017. The order intake growth was driven by double-digit growth in Diagnostic Imaging. The Adjusted EBITA margin increased to 15.9%, mainly due to growth and operational improvements. For the full year, the Diagnosis & Treatment businesses delivered 7% comparable sales growth and an increased Adjusted EBITA margin of 11.6%.

The Connected Care & Health Informatics businesses delivered a double-digit increase in comparable order intake in the fourth quarter, driven by Monitoring & Analytics and Healthcare Informatics. Comparable sales remained flat, with low-single-digit growth in Monitoring & Analytics. The Adjusted EBITA margin decreased to 16.1%, mainly due to lower growth. For the full year, the Connected Care & Health Informatics businesses’ sales were in line with 2017 on a comparable basis, while the Adjusted EBITA margin decreased to 11.1%.

The Personal Health businesses delivered comparable sales growth of 3% in Q4 2018, driven by high-single-digit growth in Sleep & Respiratory Care. The Adjusted EBITA margin decreased to 18.6%, reflecting lower growth. For the full year, the Personal Health businesses delivered 3% comparable sales growth and an increase in Adjusted EBITA margin to 16.8%.

Philips’ ongoing focus on innovation and strategic partnerships resulted in the following highlights in the quarter:

•

NewYork-Presbyterian Hospital selected Philips’ IntelliSpace Enterprise Edition as its in-hospital clinical decision support platform to help address the Quadruple Aim of improved patient experience, better health outcomes, improved staff experience, and lower cost of care across its sites.

•

Continuing the positive momentum of the Diagnostic Imaging business in China, the company received CFDA approval to market its advanced Vereos Digital PET/CT in China. Globally, Philips saw strong demand for its recently launched Ingenia Elition MRI system and Ingenia Ambition MRI system, which enables helium-free operations as well as featuring Compressed SENSE software, a breakthrough acceleration technique speeding up MR exams by up to 50%.

•

Philips entered into multiple new agreements in the US and Europe. For example, the company announced an agreement with County Durham and Darlington NHS Foundation Trust in the UK to provide imaging and cardiology solutions across their sites, further building on the large number of long-term strategic partnerships.

•

Leveraging Philips’ expertise in remote monitoring solutions, the company partnered with Dartmouth-Hitchcock Health in the US to implement Philips’ eICU technology at their hospital sites. Following the success of similar programs across the globe, Dartmouth-Hitchcock Health is the latest health system to incorporate this telehealth model to improve critical care support across multiple sites.

•

Highlighting the success of Philips’ patient-centric product designs in sleep care, Philips has sold more than 10 million DreamWear CPAP masks and cushions in just three years after the Dream Family platform introduction, growing the DreamWear patient interface sales faster than the market.

•

Philips launched an extension to the successful Azurion image-guided therapy platform, setting a new standard in the industry. Azurion with FlexArm includes innovations for optimal visualization across the whole patient in 2D and 3D to simplify and enhance a broad range of procedures. Additionally, Philips announced the enrolment of the first patient in the new Stellarex ILLUMENATE Below-the-Knee (BTK) Investigational Device Exemption (IDE) study in the US.

•

Philips became the first health technology company to have its new CO2 emission targets accepted by the Science Based Targets initiative, a collaboration between the UN Global Compact, the World Resources Institute and the World Wide Fund for Nature aimed at driving ambitious corporate climate action.

Quarterly Report 2018 - Q4 2

Cost savings

In the fourth quarter, procurement savings amounted to EUR 79 million. Overhead and other productivity programs delivered savings of EUR 56 million, contributing to annual savings of EUR 466 million in 2018.

Capital allocation

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2019, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income for 2018.

On June 28, 2017, Philips announced its current EUR 1.5 billion share buyback program for capital reduction purposes. Under that program, which was initiated in the third quarter of 2017, Philips repurchased shares in the open market and entered into a number of forward transactions, some of which are yet to be settled in Q2 2019. Further details can be found [here].

Today, Philips announces a new share buyback program for an amount of up to EUR 1.5 billion. At the current share price, the program represents a total of approximately 46 million shares. Philips expects to start the program in the first quarter of 2019 and to complete it within two years. Updates on the progress of the program will be provided through press releases and further details will be available [here].

As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. The program will be executed by an intermediary to allow for purchases in the open market during both open and closed periods, in accordance with the EU Market Abuse Regulation.

Reporting segment re-alignment as of Q1 2019

To further align its businesses with customer needs, Philips has re-aligned its three reporting segments Diagnosis & Treatment, Connected Care & Health Informatics, and Personal Health. Effective as of January 1, 2019, the most notable changes are the shift of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment, and the shift of most of the Healthcare Informatics business from the Connected Care segment to the Diagnosis & Treatment segment. The Group targets for the 2017-2020 period remain unchanged.

Regulatory update

Philips has continued to make progress towards fulfilling its obligations under the Consent Decree, which is primarily focused on defibrillator manufacturing in the US. Currently Philips is awaiting feedback from the FDA, which has been postponed due to the recent partial US Government shutdown.

Signify

Philips’ shareholding in Signify is currently 16.5% of Signify’s issued share capital. With Philips CFO Abhijit Bhattacharya stepping down from the Supervisory Board of Signify as of December 31, 2018, the remaining stake is presented as a financial asset at market value, based on Signify’s stock price. Value adjustments of the retained interest from this date will be recognized in Other Comprehensive Income outside of the Income statement. For Q4 2018, value adjustments of the retained interest are shown within Discontinued operations. Philips reiterates its intention to fully sell down its stake over time.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:30 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed [here].

Quarterly Report 2018 - Q4 3

Philips performance

Key data in millions of EUR unless otherwise stated

	Q4 2017	Q4 2018
Sales	5,303	5,586
Nominal sales growth	0%	5%
Comparable sales growth1)	5%	5%
Comparable order intake1)	7%	10%
Income from operations	723	769
as a % of sales	13.6%	13.8%
Financial expenses, net	(9)	(58)
Investments in associates, net of income taxes	(2)	—
Income tax expense	(237)	12
Income from continuing operations	476	723
Discontinued operations, net of income taxes	423	(44)
Net income	899	678
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted3)	0.49	0.77
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	0.66	0.76
Net income attributable to shareholders2) per common share (in EUR) - diluted	0.91	0.72
EBITA1)	790	861
as a % of sales	14.9%	15.4%
Adjusted EBITA1)	884	971
as a % of sales	16.7%	17.4%
Adjusted EBITDA1)	1,072	1,170
as a % of sales	20.2%	20.9%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.
3)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.
•	Comparable sales growth was 5%, reflecting mid-single-digit growth in the Diagnosis & Treatment businesses, low-single- digit growth in the Personal Health businesses and higher IP royalty income, while the Connected Care & Health Informatics businesses remained flat year-on-year.

•	Comparable order intake showed 10% growth, reflecting double-digit growth in the Connected Care & Health Informatics businesses and low-single-digit growth in the Diagnosis & Treatment businesses.

•	EBITA increased by EUR 71 million and the margin went up to 15.4%, an increase of 50 basis points compared to Q4 2017.

•	Adjusted EBITA increased by EUR 87 million and the margin improved to 17.4%, an improvement of 70 basis points compared to Q4 2017, mainly due to growth, operational improvements and higher IP royalty income, which were partly offset by an adverse currency effect of 40 basis points.

•	Restructuring and acquisition-related charges amounted to EUR 99 million, compared to EUR 107 million in Q4 2017. EBITA in Q4 2018 also includes EUR 11 million of charges related to the consent decree primarily focused on defibrillator manufacturing in the US (‘consent decree’). EBITA in Q4 2017 also included EUR 4 million of charges related to the separation of Signify, EUR 20 million of charges related to the consent decree and a EUR 36 million release of a provision.

•	Adjusted EBITDA improved to 20.9%, an increase of EUR 98 million or 70 basis points compared to Q4 2017.

•	Net financial expenses increased by EUR 49 million year- on-year, mainly reflecting the Q4 2017 effect of dividend income related to the retained interest in Lumileds.

•	Income tax expense decreased by EUR 249 million compared to Q4 2017. The decrease is largely driven by one- time non-cash tax benefits from tax settlements and business integrations in Q4 2018. Q4 2017 tax expense included a EUR 72 million one-time tax charge due to a valuation adjustment of Philips’ US deferred tax assets following the enactment of the US Tax Cuts and Jobs Act (‘US Tax Reform’) in December 2017.

•	Discontinued operations mainly includes a EUR 34 million charge related to the value adjustment of the retained interest in Signify. Q4 2017 included a EUR 599 million net gain from the deconsolidation of Signify and the operating results of EUR 67 million prior to its deconsolidation at the end of November 2017, partly offset by a EUR 104 million charge related to a value adjustment of the retained interest in Signify and a one-time non-cash tax charge of EUR 99 million due to the US Tax Reform.

•	Net income decreased by EUR 221 million compared to Q4 2017, mainly due to the deconsolidation of Signify.

Quarterly Report 2018 - Q4 4

Sales per geographic cluster in millions of EUR unless otherwise stated

			% change
	Q4 2017	Q4 2018	nominal	comparable1)
Western Europe	1,201	1,284	7%	5%
North America	1,871	1,880	1%	(2)%
Other mature geographies	466	614	32%	31%

Total mature geographies	3,538	3,778	7%	5%
Growth geographies	1,765	1,808	2%	7%

Philips Group	5,303	5,586	5%	5%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Cash balance in millions of EUR

	Q4 2017	Q4 2018
Beginning cash balance	1,604	1,256
Free cash flow1)	948	1,019
Net cash flows from operating activities	1,202	1,293
Net capital expenditures	(254)	(273)
Other cash flows from investing activities	(160)	(44)
Treasury shares transactions	(341)	(587)
Changes in debt	(64)	(61)
Other cash flow items	2	13
Net cash flows from discontinued operations	(50)	91

Ending cash balance	1,939	1,688

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	September 30, 2018	December 31, 2018
Long-term debt	3,171	3,427
Short-term debt	1,731	1,394

Total debt	4,902	4,821
Cash and cash equivalents	1,256	1,688

Net debt	3,647	3,132
Shareholders’ equity	11,780	12,088
Non-controlling interests	22	29

Group equity	11,802	12,117
Net debt : group equity ratio1)	24:76	21:79

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Sales in growth geographies increased by 7% on a comparable basis, driven by double-digit growth in Latin America and India. In mature geographies, sales increased by 5% on a comparable basis, reflecting double-digit growth in other mature geographies, driven by higher IP royalty income, mid-single-digit growth in Western Europe and a low-single-digit decline in North America.

•	Comparable order intake in growth geographies showed double-digit growth, reflecting double-digit growth in China and India. In mature geographies, comparable order intake showed double-digit growth, reflecting double-digit growth in North America and other mature geographies and high- single-digit growth in Western Europe.

•	Net cash flows from operating activities increased by EUR 91 million, mainly due to higher earnings and higher working capital inflows.

•	Other cash flows from investing activities mainly includes outflows related to acquisitions.

•	Treasury shares transactions includes share repurchases for capital reduction purposes and for Long Term Incentive and employee stock purchase plans.

•	Net cash flows from discontinued operations reflects net proceeds of EUR 91 million related to a further sale of shares in Signify. Q4 2017 included EUR 545 million proceeds related to the sale of shares of Signify, mainly offset by the deconsolidation of Signify’s cash and cash equivalents.

Quarterly Report 2018 - Q4 5

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	Q4 2017	Q4 2018
Sales	2,092	2,201
Sales growth
Nominal sales growth	3%	5%
Comparable sales growth1)	6%	5%
Income from operations	247	253
as a % of sales	11.8%	11.5%
EBITA1)	266	294
as a % of sales	12.7%	13.4%
Adjusted EBITA1)	311	351
as a % of sales	14.9%	15.9%
Adjusted EBITDA1)	361	403
as a % of sales	17.3%	18.3%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	Q4 2017	Q4 2018
Sales	912	936
Sales growth
Nominal sales growth	(5)%	3%
Comparable sales growth1)	2%	0%
Income from operations	159	99
as a % of sales	17.4%	10.6%
EBITA1)	169	114
as a % of sales	18.5%	12.2%
Adjusted EBITA1)	186	151
as a % of sales	20.4%	16.1%
Adjusted EBITDA1)	222	183
as a % of sales	24.3%	19.6%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 5%, driven by double-digit growth in Image-Guided Therapy and high-single-digit growth in Ultrasound.

•	Comparable sales in growth geographies showed high- single-digit growth, reflecting double-digit growth in Latin America and high-single-digit growth in China. Mature geographies recorded low-single-digit growth, led by high- single-digit growth in Western Europe and mid-single-digit growth in other mature geographies, while North America remained flat year-on-year.

•	EBITA increased by EUR 28 million to EUR 94 million.

•	Adjusted EBITA increased by EUR 40 million, resulting in a margin of 15.9%, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges to improve productivity were EUR 56 million, compared to EUR 45 million in Q4 2017. In Q1 2019, restructuring and acquisition- related and other charges are expected to total approximately EUR 25 million.

•	Comparable sales remained flat, reflecting low-single-digit growth in Therapeutic Care and Monitoring & Analytics, offset by a low-single-digit decline in Healthcare Informatics.

•	Comparable sales in growth geographies showed double- digit growth, reflecting double-digit growth in Latin America and Middle East & Turkey. Mature geographies recorded a low-single-digit decline, reflecting double-digit growth in Western Europe and high-single-digit growth in other mature geographies, which was offset by a high-single-digit decline in North America due to softer market conditions.

•	EBITA decreased by EUR 55 million to EUR 114 million.

•	Adjusted EBITA margin decreased to 16.1%, mainly due to lower growth, investments in innovation and adverse currency impacts.

•	Restructuring and acquisition-related charges were EUR 26 million, compared to EUR 33 million in Q4 2017. EBITA in Q4 2018 also includes EUR 11 million of charges related to the consent decree. EBITA in Q4 2017 also included a EUR 36 million release of a provision and EUR 20 million of charges related to the consent decree. In Q1 2019, restructuring and acquisition-related and other charges are expected to total approximately EUR 20 million.

Quarterly Report 2018 - Q4 6

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	Q4 2017	Q4 2018
Sales	2,181	2,216
Sales growth
Nominal sales growth	1%	2%
Comparable sales growth1)	6%	3%
Income from operations	370	374
as a % of sales	17.0%	16.9%
EBITA1)	404	405
as a % of sales	18.5%	18.3%
Adjusted EBITA1)	412	413
as a % of sales	18.9%	18.6%
Adjusted EBITDA1)	476	478
as a % of sales	21.8%	21.6%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Other

Key data in millions of EUR

	Q4 2017	Q4 2018
Sales	119	233
Income from operations	(53)	44
EBITA1)	(48)	47
Adjusted EBITA1)	(24)	57
IP Royalties	67	146
Innovation	(56)	(59)
Central costs	(26)	(39)
Other	(10)	9
Adjusted EBITDA1)	13	106

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

•	Comparable sales growth was 3%, driven by high-single- digit growth in Sleep & Respiratory Care and mid-single-digit growth in Domestic Appliances.

•	Comparable sales in growth geographies showed high- single-digit growth, driven by double-digit growth in India. Growth in mature geographies showed low-single-digit growth, reflecting mid-single-digit growth in other mature geographies and low-single-digit growth in North America and Western Europe.

•	EBITA increased by EUR 1 million to EUR 405 million.

•	Adjusted EBITA increased by EUR 1 million, resulting in a margin of 18.6%. The lower margin was mainly due to lower growth.

•	Restructuring and acquisition-related charges amounted to EUR 7 million, compared to EUR 8 million in Q4 2017. In Q1 2019, restructuring and acquisition-related and other charges are expected to total approximately EUR 15 million.

•	Sales increased by EUR 114 million, mainly due to higher IP royalty income. Following deconsolidation at the end of November 2017, license income from Signify is reported as third-party sales.

•	Restructuring and acquisition-related charges amounted to EUR 10 million, compared to EUR 21 million in Q4 2017. In Q1 2019, restructuring and acquisition-related and other charges are expected to total approximately EUR 25 million.

Quarterly Report 2018 - Q4 7

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2019, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder (up to EUR 777 million if all shareholders would elect cash), against the net income for 2018.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 13, 2019 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the dividend record date will be May 14, 2019.

Shareholders will be given the opportunity to make their choice between cash and shares between May 15, 2019 and June 7, 2019. If no choice is made during this election period the dividend will be paid in cash. On June 7, 2019 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume- weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 5, 6 and 7, 2019.

The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 12, 2019. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 13, 2019.

Further details will be given in the agenda with explanatory notes for the 2019 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Quarterly Report 2018 - Q4 8

Full-year highlights

Philips performance

Key data in millions of EUR unless otherwise stated

	January to December
	2017	2018
Sales	17,780	18,121
Nominal sales growth	2%	2%
Comparable sales growth1)	4%	5%
Comparable order intake1)	6%	10%
income from operations	1,517	1,719
as a % of sales	8.5%	9.5%
Financial expenses, net	(137)	(213)
Investments in associates, net of income taxes	(4)	(2)
Income tax expense	(349)	(193)
Income from continuing operations	1,028	1,310
Discontinued operations, net of income taxes	843	(213)
Net income	1,870	1,097
Income from continuing operations to shareholders2) per common share (in EUR) - diluted3)	1.08	1.39
Adjusted income from continuing operations to shareholders2) per common share (in EUR) - diluted1)	1.54	1.76
Net income attributable to shareholders2) per common share (in EUR) - diluted	1.75	1.16
EBITA1)	1,787	2,066
as a % of sales	10.1%	11.4%
Adjusted EBITA1)	2,153	2,366
as a % of sales	12.1%	13.1%
Adjusted EBITDA1)	2,832	3,093
as a % of sales	15.9%	17.1%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.
3)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

•	Comparable sales growth was 5%, reflecting high-single- digit growth in the Diagnosis & Treatment businesses, low- single-digit growth in the Personal Health businesses and higher IP royalty income, while the Connected Care & Health Informatics businesses remained flat year-on-year. Sales in growth geographies showed high-single-digit growth, reflecting double-digit growth in Latin America and mid- single-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting double-digit growth in other mature geographies and low-single-digit growth in Western Europe and North America.

•	Currency-comparable order intake showed 10% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and high-single-digit growth in the Connected Care & Health Informatics businesses. On a geographic basis, growth geographies achieved double-digit growth, mainly driven by double-digit growth in China and Latin America. Mature geographies recorded high-single-digit growth, reflecting high-single-digit growth in North America, Western Europe and other mature geographies.

•	EBITA increased by EUR 279 million and the margin increased to 11.4%, a 130 basis point improvement compared to 2017.

•	Adjusted EBITA increased by EUR 213 million and the margin improved to 13.1%, representing a 100 basis point improvement compared to 2017, mainly due to growth, operational improvements and higher IP royalty income.

•	Restructuring and acquisition-related charges amounted to EUR 258 million, compared to EUR 316 million in 2017. EBITA in 2018 also includes EUR 58 million of charges related to the consent decree. EBITA in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 22 million of charges related to portfolio rationalization measures, EUR 20 million of charges related to the consent decree and a EUR 36 million release of a provision.

•	Net financial expenses increased by EUR 76 million year-on- year, mainly due to financing charges of EUR 46 million related to bonds redeemed in 2018 and lower dividend income, partly offset by lower net interest expenses. 2017 also included dividend income related to the retained interest in Lumileds.

•	Income tax expense decreased by EUR 156 million compared to 2017, mainly due to one-time non-cash tax benefits from tax settlements and business integrations in 2018.

•	Discontinued operations mainly reflects dividends received of EUR 32 million and a EUR 186 million loss related to a value adjustment of the remaining interest in Signify. In 2017, Discontinued operations included a gain following the deconsolidation of Signify, a loss from the sale of Lumileds, a charge related to a value adjustment of the remaining interest in Signify, and a one-time non-cash tax charge due to the US Tax Reform.

•	Net income decreased by EUR 773 million compared to 2017, mainly due to the deconsolidation of Signify.

Quarterly Report 2018 - Q4 9

Cash balance in millions of EUR

	January to December
	2017	2018
Beginning cash balance	2,334	1,939
Free cash flow1)	1,185	984
Net cash flows from operating activities	1,870	1,780
Net capital expenditures	(685)	(796)
Other cash flows from investing activities	(2,514)	(690)
Treasury shares transactions	(414)	(948)
Changes in debt	(205)	160
Dividend paid to shareholders2)	(384)	(401)
Other cash flow items	(185)	(3)
Sale of shares of Signify, net	1,060
Net cash flows discontinued operations	1,063	647

Ending cash balance	1,939	1,688

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Composition of net debt to group equity in millions of EUR unless otherwise stated

	December 31, 2017	December 31, 2018
Long-term debt	4,044	3,427
Short-term debt	672	1,394

Total debt	4,715	4,821
Cash and cash equivalents	1,939	1,688

Net debt	2,776	3,132
Shareholders’ equity	11,999	12,088
Non-controlling interests	24	29

Group equity	12,023	12,117
Net Debt : group equity ratio1)	19:81	21:79

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Net cash flows from operating activities decreased by EUR 90 million, as higher earnings were offset by higher working capital outflows, compared to 2017. Net capital expenditures in 2017 included higher proceeds from the sale of real estate assets.

•	Other cash flows from investing activities in 2018 mainly includes cash outflows related to acquisitions, partly offset by proceeds from divestments. 2017 included a EUR 1.9 billion outflow related to the acquisition of Spectranetics.

•	Treasury shares transactions includes share repurchases for capital reduction purposes and for Long Term Incentive and employee stock purchase plans.

•	Changes in debt mainly includes EUR 990 million proceeds from bonds issued, partly offset by EUR 866 million cash outflows related to early bond redemptions. 2017 mainly reflects a EUR 1,184 million cash outflow related to the bond redemption and notes issued for a total amount of EUR 1.0 billion.

•	Net cash flows from discontinued operations mainly includes the net cash proceeds of EUR 642 million related to a further sale of shares and a dividend received related to the retained interest in Signify.

Quarterly Report 2018 - Q4 10

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	January to December
	2017	2018
Sales	6,891	7,245
Sales growth
Nominal sales growth	3%	5%
Comparable sales growth1)	3%	7%
Income from operations	488	600
as a % of sales	7.1%	8.3%
EBITA1)	543	696
as a % of sales	7.9%	9.6%
Adjusted EBITA1)	716	838
as a % of sales	10.4%	11.6%
Adjusted EBITDA1)	884	1,036
as a % of sales	12.8%	14.3%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	January to December
	2017	2018
Sales	3,163	3,084
Sales growth
Nominal sales growth	0%	(2)%
Comparable sales growth1)	3%	0%
Income from operations	206	179
as a % of sales	6.5%	5.8%
EBITA1)	250	225
as a % of sales	7.9%	7.3%
Adjusted EBITA1)	372	341
as a % of sales	11.8%	11.1%
Adjusted EBITDA1)	502	462
as a % of sales	15.9%	15.0%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 7%, reflecting double-digit growth in Image Guided-Therapy and Ultrasound and low- single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double- digit growth, driven by double-digit growth in China and Latin America. Mature geographies recorded mid-single- digit growth, reflecting mid-single-digit growth in North America, Western Europe and other mature geographies.

•	EBITA increased by EUR 153 million.

•	Adjusted EBITA increased by EUR 122 million and the margin improved to 11.6%, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges to improve productivity were EUR 142 million, compared to EUR 151 million in 2017. EBITA in 2017 included charges of EUR 22 million related to portfolio rationalization measures.

•	Comparable sales were flat, reflecting low-single-digit growth in Healthcare Informatics while Monitoring & Analytics and Therapeutic Care remained flat year-on-year. Therapeutic Care includes the impact of the consent decree.

•	Comparable sales in growth geographies showed high- single-digit growth, reflecting double-digit growth in Latin America and low-single-digit growth in China. Mature geographies recorded a low-single-digit decline, reflecting high-single-digit growth in Western Europe and mid-single- digit growth in other mature geographies, offset by a mid- single-digit decline in North America.

•	EBITA decreased by EUR 25 million, mainly due to a EUR 36 million release of a provision in 2017.

•	Adjusted EBITA decreased by EUR 31 million and the margin decreased to 11.1%, mainly due to lower growth and adverse currency impacts.

•	Restructuring and acquisition-related charges amounted to EUR 59 million in 2018, compared to EUR 91 million in 2017. EBITA in 2018 also includes EUR 56 million of charges related to the consent decree. EBITA in 2017 also included EUR 47 million of charges related to quality and regulatory actions, EUR 20 million of charges related to the consent decree and a release of a provision.

Quarterly Report 2018 - Q4 11

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	January to December
	2017	2018
Sales	7,310	7,228
Sales growth
Nominal sales growth	3%	(1)%
Comparable sales growth1)	6%	3%
Income from operations	1,075	1,045
as a % of sales	14.7%	14.5%
EBITA1)	1,211	1,171
as a % of sales	16.6%	16.2%
Adjusted EBITA1)	1,221	1,215
as a % of sales	16.7%	16.8%
Adjusted EBITDA1)	1,456	1,456
as a % of sales	19.9%	20.1%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Other

Key data in millions of EUR

	January to December
	2017	2018
Sales	416	564
Income from operations	(252)	(105)
EBITA1)	(217)	(27)
Adjusted EBITA1)	(157)	(28)
IP Royalties	225	272
Innovation	(212)	(202)
Central costs	(105)	(128)
Other	(65)	30
Adjusted EBITDA1)	(11)	139

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 3%, reflecting high-single- digit growth in Sleep & Respiratory Care and low-single-digit growth in Personal Care and Domestic Appliances, while Health & Wellness remained flat year-on-year.

•	Comparable sales in growth geographies showed high- single-digit growth, reflecting double-digit growth in Central & Eastern Europe, high-single-digit growth in Latin America, and low-single-digit growth in Middle East & Turkey. Mature geographies recorded low-single-digit growth, reflecting high-single-digit growth in other mature geographies, flat sales in North America, and a low-single-digit decline in Western Europe.

•	EBITA decreased by EUR 40 million.

•	Adjusted EBITA decreased by EUR 6 million, while the margin improved to 16.8%, mainly due to operational improvements offset by adverse currency impacts.

•	Restructuring and acquisition-related charges were EUR 26 million, compared to EUR 11 million in 2017.

•	Sales increased by EUR 148 million, mainly due to higher IP royalty income, revenue activities from innovation and the impact of license income from Signify reported as third- party sales following deconsolidation at the end of November 2017.

•	Restructuring and acquisition-related charges amounted to EUR 31 million, compared to EUR 64 million in 2017.

Quarterly Report 2018 - Q4 12

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2017.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management.

Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2017.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.

Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2017 and Semi-Annual report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2017 and Semi-Annual report 2018, unless otherwise stated.

References to ‘Signify’ in this press release relate to Philips’ former Lighting segment (prior to deconsolidation as from the end of November 2017 and when reported as discontinued operations), Philips Lighting N.V. (before or after such deconsolidation) or Signify N.V. (after its renaming in May 2018), as the context requires.

References to Lumileds in this press release relate to the combined Lumileds and Automotive businesses, which were deconsolidated as from the end of June 2017.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly Report 2018 - Q4 13

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated

	Q4		January to December
	2017	2018	2017	2018
Sales	5,303	5,586	17,780	18,121
Cost of sales	(2,741)	(2,897)	(9,600)	(9,568)

Gross margin	2,563	2,689	8,181	8,554
Selling expenses	(1,236)	(1,251)	(4,398)	(4,500)
General and administrative expenses	(146)	(178)	(577)	(631)
Research and development expenses	(461)	(487)	(1,764)	(1,759)
Other business income	27	4	152	88
Other business expenses	(23)	(8)	(76)	(33)

Income from operations	723	769	1,517	1,719
Financial income	31	9	126	51
Financial expenses	(40)	(67)	(263)	(264)
Investment in associates, net of income taxes	(2)	—	(4)	(2)

Income before taxes	713	711	1,377	1,503
Income tax expense	(237)	12	(349)	(193)

Income from continuing operations	476	723	1,028	1,310
Discontinued operations, net of income taxes	423	(44)	843	(213)

Net income	899	678	1,870	1,097
Attribution of net income
Income from continuing operations attributable to shareholders1)	467	718	1,017	1,303
Net income attributable to shareholders1)	860	673	1,657	1,090
Net income attributable to non-controlling interests	39	5	214	7
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	932,754	922,390	928,798	922,987
- diluted	947,857	931,398	945,132	935,851
Income from continuing operations attributable to shareholders1)2)
- basic	0.50	0.78	1.10	1.41
- diluted	0.49	0.77	1.08	1.39
Net income attributable to shareholders1)
- basic	0.92	0.73	1.78	1.18
- diluted	0.91	0.72	1.75	1.16

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.
2)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Amounts may not add up due to rounding

Quarterly Report 2018 - Q4 14

Condensed statement of comprehensive income

Condensed statement of comprehensive income in millions of EUR

	January to December
	2017	2018
Net income for the period	1,870	1,097
Pensions and other post employment plans:
Remeasurement	102	(8)
Income tax effect on remeasurements	(78)	(19)
Financial assets fair value through OCI:
Net current-period change, before tax		(147)
Reclassification directly into retained earnings		(5)

Total of items that will not be reclassified to Income statement	25	(179)
Currency translation differences:
Net current-period change, before tax	(1,177)	383
Income tax effect on net current-period change	39	(29)
Reclassification adjustment for (gain) loss realized, in discontinued operations	191	(6)
Available-for-sale financial assets:
Net current-period change, before tax	(66)
Income tax effect on net current-period change	(1)
Reclassification adjustment for (gain) loss realized	1
Cash flow hedges:
Net current-period change, before tax	33	(13)
Income tax effect on net current-period change	(3)	11
Reclassification adjustment for (gain) loss realized	(17)	(31)

Total of items that are or may be reclassified to Income Statement	(1,000)	315

Other comprehensive income (loss) for the period	(975)	136

Total comprehensive income (loss) for the period	895	1,233
Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	805	1,225
Non-controlling interests	90	8

Amounts may not add up due to rounding

Quarterly Report 2018 - Q4 15

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR

	December 31, 2017	December 31, 2018
Non-current assets:
Property, plant and equipment	1,591	1,712
Goodwill	7,731	8,503
Intangible assets excluding goodwill	3,322	3,589
Non-current receivables	130	162
Investments in associates	142	244
Other non-current financial assets	587	360
Non-current derivative financial assets	22	1
Deferred tax assets	1,598	1,828
Other non-current assets	75	47

Total non-current assets	15,198	16,447
Current assets:
Inventories-net	2,353	2,674
Other current financial assets	2	436
Other current assets	392	469
Current derivative financial assets	57	36
Income tax receivable	109	147
Receivables	3,909	4,035
Assets classified as held for sale	1,356	87
Cash and cash equivalents	1,939	1,688

Total current assets	10,117	9,572

Total assets	25,315	26,019

Equity:
Shareholders’ equity	11,999	12,088
Common shares	188	185
Reserves	385	548
Other	11,426	11,355
Non-controlling interests	24	29

Group equity	12,023	12,117
Non-current liabilities:
Long-term debt	4,044	3,427
Non-current derivative financial liabilities	216	114
Long-term provisions	1,659	1,788
Deferred tax liabilities	33	152
Non-current contract liabilities		226
Other non-current liabilities	474	253

Total non-current liabilities	6,426	5,959
Current liabilities:
Short-term debt	672	1,394
Derivative financial liabilities	167	176
Income tax payable	83	118
Accounts and notes payable	2,090	2,303
Accrued liabilities	2,319	1,537
Current contract liabilities		878
Short-term provisions	400	363
Liabilities directly associated with assets held for sale	8	12
Other current liabilities	1,126	1,162

Total current liabilities	6,866	7,943

Total liabilities and group equity	25,315	26,019

Amounts may not add up due to rounding

Quarterly Report 2018 - Q4 16

Condensed consolidated statement of cash flows

Condensed consolidated statement of cash flows in millions of EUR

	January to December
	2017	2018
Cash flows from operating activities:
Net income (loss)	1,870	1,097
Results of discontinued operations - net of income tax	(843)	213
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairments of fixed assets	1,025	1,089
Impairment of goodwill and other non-current financial assets	15
Net gain on sale of assets	(107)	(71)
Interest income	(40)	(31)
Interest expense on debt, borrowings and other liabilities	186	165
Income taxes	349	193
Investments in associates, net of income taxes	—	2
Decrease (increase) in working capital:	101	(179)
Decrease (increase) in receivables and other current assets	64	(97)
Decrease (increase) in inventories	(144)	(394)
Increase (decrease) in accounts payable, accrued and other current liabilities	181	311
Decrease (increase) in non-current receivables, other assets and other liabilities	(358)	(49)
Increase (decrease) in provisions	(252)	(271)
Other items	377	37
Interest paid	(215)	(170)
Interest received	40	35
Dividends received from investments in associates	6	20
Income taxes paid	(286)	(301)

Net cash provided by (used for) operating activities	1,870	1,780
Cash flows from investing activities:
Net capital expenditures	(685)	(796)
Purchase of intangible assets	(106)	(123)
Expenditures on development assets	(333)	(298)
Capital expenditures on property, plant and equipment	(420)	(422)
Proceeds from sales of property, plant and equipment	175	46
Net proceeds from (cash used for) derivatives and current financial assets	(198)	(175)
Purchase of other non-current financial assets	(42)	(34)
Proceeds from other non-current financial assets	6	77
Purchase of businesses, net of cash acquired	(2,344)	(628)
Net proceeds from sale of interests in businesses, net of cash disposed of	64	70

Net cash provided by (used for) investing activities	(3,199)	(1,486)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	12	34
Principal payments on short-term portion of long-term debt	(1,332)	(1,161)
Proceeds from issuance of long-term debt	1,115	1,287
Re-issuance of treasury shares	227	94
Purchase of treasury shares	(642)	(1,042)
Proceeds from sale of Signify shares	1,065
Transaction costs paid for sale of Signify shares	(5)
Dividend paid to shareholders1)	(384)	(401)
Dividend paid to shareholders of non-controlling interests	(2)	(3)

Net cash provided by (used for) financing activities	55	(1,192)

Net cash provided by (used for) continuing operations	(1,274)	(898)

Net cash provided by (used for) discontinued operations	1,063	647

Net cash provided by (used for) continuing and discontinued operations	(211)	(251)
Effect of change in exchange rates on cash and cash equivalents	(184)	—
Cash and cash equivalents at the beginning of the period	2,334	1,939

Cash and cash equivalents at the end of the period	1,939	1,688

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding

Quarterly Report 2018 - Q4 17

Condensed consolidated statement of change in equity

Condensed consolidated statements of change in equity in millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders’ equity	Non-controlling interests	Total equity
		Reserves			other
Balance as of January 31, 2016	186	1,234	36	10	3,083	8,178	(181)	12,546	907	13,453
Total comprehensive income (loss)		(823)	(66)	12		1,681		805	90	895
Dividend distributed	2				356	(742)		(384)	(94)	(478)
Sales of shares of Signify		(19)				346		327	712	1,039
Deconsolidation of Signify					(66)	54		(12)	(1,590)	(1,602)
Purchase of treasury shares							(318)	(318)		(318)
Re-issuance of treasury shares					(205)	3	334	133		133
Forward contracts						(1,018)	(61)	(1,079)		(1,079)
Share call options						95	(255)	(160)		(160)
Share-based compensation plans					151			151		151
Income tax share-based compensation plans					(8)			(8)		(8)

Balance as of December 31, 2017	188	392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment			(4)			(25)		(29)		(29)
Balance as of January 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		347	(147)	(33)		1,058		1,225	8	1,233
Dividend distributed	2				336	(738)		(400)	(3)	(403)
Purchase of treasury shares							(514)	(514)		(514)
Re-issuance of treasury shares					(276)	(4)	341	61		61
Forward contracts						124	(443)	(319)		(319)
Share call options						34	(85)	(51)		(51)
Cancellation of treasury shares	(5)					(779)	783
Share-based compensation plans					107			107		107
Income tax share-based compensation plans					11			11		11

Balance as of December 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117

Amounts may not add up due to rounding

Quarterly Report 2018 - Q4 18

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBITA

•	Adjusted EBITA

•	Adjusted income from continuing operations attributable to shareholders

•	Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted

•	Adjusted EBITDA

•	Free cash flow

•	Net debt : group equity ratio

•	Comparable order intake

The term Adjusted income from continuing operations attributable to shareholders represents income from continuing operations less continuing operations non-controlling interests, excluding amortization and impairment of acquired intangible assets, impairment of goodwill, gains or losses from restructuring costs and acquisition-related charges, other items, adjustments to net finance expenses, adjustments to investments in associates and the tax impact of the adjusted items. Shareholders refers to shareholders of Koninklijke Philips N.V.

Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted is calculated by dividing the Adjusted income from continuing operations attributable to shareholders by the diluted weighted average number of shares (after deduction of treasury shares) outstanding during the period, as defined in Note 1, Significant accounting policies, earnings per share section of the Annual Report 2017. For further details on these two new non-IFRS information metrics being presented by Philips, refer to the to be published 2018 Annual Report, Reconciliation of non-IFRS information section.

For the definitions of the remaining non-IFRS financial measures listed above, refer to chapter 5, Reconciliation of non-IFRS information, of the Annual Report 2017.

Sales growth composition in %

	Q4 2018				January to December 2018
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2018 versus 2017
Diagnosis & Treatment	5.2%	(0.4)%	0.3%	5.1%	5.1%	(2.4)%	4.1%	6.8%
Connected Care & Health Informatics	2.6%	(1.7)%	(0.7)%	0.2%	(2.5)%	(1.3)%	4.1%	0.3%
Personal Health	1.6%	0.4%	1.4%	3.4%	(1.1)%	0.0%	4.4%	3.3%

Philips Group	5.3%	(0.4)%	0.6%	5.5%	1.9%	(1.4)%	4.2%	4.7%

Adjusted income from continuing operations attributable to shareholders1) in millions of EUR unless otherwise stated

	Q4		January to December
	2017	2018	2017	2018
Net income	899	678	1,870	1,097
Discontinued operations, net of income taxes	(423)	44	(843)	213

Income from continuing operations	476	723	1,028	1,310
Continuing operations non-controlling interests	(8)	(5)	(11)	(7)

Income from continuing operations attributable to shareholders1)	467	718	1,017	1,303
Adjustments for:
Amortization of acquired intangible assets	66	92	260	347
Impairment of goodwill	9		9
Restructuring and acquisition-related charges	107	99	316	258
Other items	(12)	11	50	41
Net finance expenses		11		57
Tax impact of adjusted items	1	(224)	(194)	(365)

Adjusted Income from continuing operations attributable to shareholders1)	638	708	1,459	1,643
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted2)	0.49	0.77	1.08	1.39
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.66	0.76	1.54	1.76

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.
2)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Quarterly Report 2018 - Q4 19

Reconciliation of Net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care & Health Informatics	Personal Health	Other
Q4 2018
Net Income	678
Discontinued operations, net of income taxes	44
Income tax expense	(12)
Investments in associates, net of income taxes	—
Financial expenses	67
Financial income	(9)

Income from operations	769	253	99	374	44
Amortization of acquired intangible assets	92	41	16	32	3

EBITA	861	294	114	405	47
Restructuring and acquisition-related charges	99	56	26	7	10
Other items	11		11		1

Adjusted EBITA	971	351	151	413	57
January to December 2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)

Income from operations	1,719	600	179	1,045	(105)
Amortization of intangible assets	347	97	46	126	79

EBITA	2,066	696	225	1,171	(27)
Restructuring and acquisition-related charges	258	142	59	26	31
Other items	41	—	56	18	(33)

Adjusted EBITA	2,366	838	341	1,215	(28)
Q4 2017
Net Income	899
Discontinued operations, net of income taxes	(423)
Income tax expense	237
Investments in associates, net of income taxes	2
Financial expenses	40
Financial income	(31)

Income from operations	723	247	159	370	(53)
Amortization of intangible assets	66	19	10	34	4

EBITA	790	266	169	404	(48)
Restructuring and acquisition-related charges	107	45	33	8	21
Other items	(12)		(16)		4

Adjusted EBITA	884	311	186	412	(24)
January to December 2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)

Income from operations	1,517	488	206	1,075	(252)
Amortization of intangible assets	260	55	44	135	26
Impairment of goodwill	9				9

EBITA	1,787	543	250	1,211	(217)
Restructuring and acquisition-related charges	316	151	91	11	64
Other items	50	22	31		(3)

Adjusted EBITA	2,153	716	372	1,221	(157)

Quarterly Report 2018 - Q4 20

Reconciliation of Net income to Adjusted EBITDA in millions of EUR

		Diagnosis &	Connected Care &	Personal
	Philips Group	Treatment	Health Informatics	Health	Other
Q4 2018
Net Income	678
Discontinued operations, net of income taxes	44
Income tax expense	(12)
Investments in associates, net of income taxes	—
Financial expenses	67
Financial income	(9)

Income from operations	769	253	99	374	44
Depreciation, amortization and impairments of fixed assets	299	95	57	97	50
Restructuring and acquisition-related charges	99	56	26	7	10
Other items	11		11		1
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(9)	(2)	(9)		1

Adjusted EBITDA	1,170	403	183	478	106

January to December 2018
Net Income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)

Income from operations	1,719	600	179	1,045	(105)
Depreciation, amortization and impairments of fixed assets	1,089	302	176	367	244
Restructuring and acquisition-related charges	258	142	59	26	31
Other items	41	—	56	18	(33)
Adding back impairment of fixed assets included in
Restructuring and acquisition-related charges and Other items	(15)	(7)	(9)	—	1

Adjusted EBITDA	3,093	1,036	462	1,456	139

Q4 2017
Net Income	899
Discontinued operations, net of income taxes	(423)
Income tax expense	237
Investments in associates, net of income taxes	2
Financial expenses	40
Financial income	(31)

Income from operations	723	247	159	370	(53)
Depreciation, amortization and impairments of fixed assets	276	71	62	99	45
Impairment of goodwill
Restructuring and acquisition-related charges	107	45	33	8	21
Other items	(12)		(16)		4
Adding back impairment of fixed assets included in
Restructuring and acquisition-related charges and Other items	(22)	(2)	(16)	(1)	(3)

Adjusted EBITDA	1,072	361	222	476	13

January to December 2017
Net Income	1,870
Discontinued operations, net of income taxes	(843)
Income tax expense	349
Investments in associates, net of income taxes	4
Financial expenses	263
Financial income	(126)

Income from operations	1,517	488	206	1,075	(252)
Depreciation, amortization and impairments of fixed assets	1,025	267	208	371	179
Impairment of goodwill	9				9
Restructuring and acquisition-related charges	316	151	91	11	64
Other items	50	22	31		(3)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(86)	(44)	(34)	(1)	(7)

Adjusted EBITDA	2,832	884	502	1,456	(11)

Quarterly Report 2018 - Q4 21

Composition of free cash flow in millions of EUR

	January to December
	2017	2018
Cash flows from operating activities	1,870	1,780
Net capital expenditures	(685)	(796)
Purchase of intangible assets	(106)	(123)
Expenditures on development assets	(333)	(298)
Capital expenditures on property, plant and equipment	(420)	(422)
Proceeds from disposals of property, plant and equipment	175	46

Free cash flow	1,185	984

Quarterly Report 2018 - Q4 22

Philips statistics

Philips statistics in millions of EUR unless otherwise stated

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,035	4,294	4,148	5,303	3,942	4,288	4,306	5,586
Comparable sales growth1)	3%	4%	4%	5%	5%	4%	4%	5%
Comparable order intake1)	2%	8%	5%	7%	10%	9%	11%	10%
Gross margin	1,777	1,925	1,916	2,563	1,785	2,006	2,074	2,689
as a % of sales	44.0%	44.8%	46.2%	48.3%	45.3%	46.8%	48.2%	48.1%
Selling expenses	(1,024)	(1,091)	(1,046)	(1,236)	(1,041)	(1,162)	(1,045)	(1,251)
as a % of sales	(25.4)%	(25.4)%	(25.2)%	(23.3)%	(26.4)%	(27.1)%	(24.3)%	(22.4)%
G&A expenses	(151)	(146)	(134)	(146)	(130)	(157)	(165)	(178)
as a % of sales	(3.7)%	(3.4)%	(3.2)%	(2.8)%	(3.3)%	(3.7)%	(3.8)%	(3.2)%
R&D expenses	(431)	(421)	(451)	(461)	(433)	(425)	(415)	(487)
as a % of sales	(10.7)%	(9.8)%	(10.9)%	(8.7)%	(11.0)%	(9.9)%	(9.6)%	(8.7)%
Income from operations	243	252	299	723	201	298	451	769
as a % of sales	6.0%	5.9%	7.2%	13.6%	5.1%	6.9%	10.5%	13.8%
Net income	259	289	423	899	124	2	292	678
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted3)	0.13	0.17	0.28	0.49	0.10	0.20	0.32	0.77
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.19	0.31	0.39	0.66	0.23	0.35	0.42	0.76
EBITA1)	304	329	364	790	263	430	512	861
as a % of sales	7.5%	7.7%	8.8%	14.9%	6.7%	10.0%	11.9%	15.4%
Adjusted EBITA1)	298	439	532	884	344	482	568	971
as a % of sales	7.4%	10.2%	12.8%	16.7%	8.7%	11.2%	13.2%	17.4%
Adjusted EBITDA1)	463	611	686	1,072	512	661	750	1,170
as a % of sales	11.5%	14.2%	16.5%	20.2%	13.0%	15.4%	17.4%	20.9%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.
3)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Quarterly Report 2018 - Q4 23

Philips statistics in millions of EUR unless otherwise stated

	2017				2018
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	4,035	8,329	12,477	17,780	3,942	8,229	12,535	18,121
Comparable sales growth1)	3%	3%	4%	4%	5%	5%	4%	5%
Comparable order intake1)	2%	5%	5%	6%	10%	10%	10%	10%
Gross margin	1,777	3,703	5,618	8,181	1,785	3,791	5,865	8,554
as a % of sales	44.0%	44.5%	45.0%	46.0%	45.3%	46.1%	46.8%	47.2%
Selling expenses	(1,024)	(2,115)	(3,162)	(4,398)	(1,041)	(2,203)	(3,248)	(4,500)
as a % of sales	(25.4)%	(25.4)%	(25.3)%	(24.7)%	(26.4)%	(26.8)%	(25.9)%	(24.8)%
G&A expenses	(151)	(297)	(431)	(577)	(130)	(288)	(453)	(631)
as a % of sales	(3.7)%	(3.6)%	(3.5)%	(3.2)%	(3.3)%	(3.5)%	(3.6)%	(3.5)%
R&D expenses	(431)	(852)	(1,303)	(1,764)	(433)	(858)	(1,273)	(1,759)
as a % of sales	(10.7)%	(10.2)%	(10.4)%	(9.9)%	(11.0)%	(10.4)%	(10.2)%	(9.7)%
Income from operations	243	495	794	1,517	201	499	950	1,719
as a % of sales	6.0%	5.9%	6.4%	8.5%	5.1%	6.1%	7.6%	9.5%
Net income	259	548	971	1,870	124	126	419	1,097
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted3)	0.13	0.30	0.58	1.08	0.10	0.30	0.63	1.39
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.19	0.49	0.88	1.54	0.23	0.58	1.00	1.76
EBITA1)	304	634	997	1,787	263	694	1,205	2,066
as a % of sales	7.5%	7.6%	8.0%	10.1%	6.7%	8.4%	9.6%	11.4%
Adjusted EBITA1)	298	737	1,269	2,153	344	827	1,395	2,366
as a % of sales	7.4%	8.8%	10.2%	12.1%	8.7%	10.0%	11.1%	13.1%
Adjusted EBITDA1)	463	1,074	1,759	2,832	512	1,173	1,923	3,093
as a % of sales	11.5%	12.9%	14.1%	15.9%	13.0%	14.3%	15.3%	17.1%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	920,276	937,045	936,861	926,192	914,826	931,496	931,540	914,184
Shareholders’ equity per common share in EUR	13.74	13.01	12.12	12.96	12.66	12.54	12.65	13.22
Net debt : group equity ratio1)	16:84	5:95	23:77	19:81	19:81	22:78	24:76	21:79
Total employees of continuing operations	70,430	71,477	73,324	73,951	73,845	75,283	76,531	77,400

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.
3)	The presentation of 2017 information has been updated compared to the information previously published to adjust for elements of Net income that were attributable to discontinued operations.

Quarterly Report 2018 - Q4 24

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